Atento enters into a restructuring support agreement with certain key financial stakeholders

•	Atento enters into a restructuring support agreement with certain key financial stakeholders to obtain support for a comprehensive balance sheet restructuring
•	Atento continues to work with additional financial stakeholders to achieve a consensual deal

New York, 3 July 2023

Atento S.A. (NYSE: ATTO, "Atento" or the "Company"), one of the world's largest customer relationship management and business process outsourcing (CRM / BPO) service providers and an industry leader in Latin America, announces that, following its announcement on 23 June 2023 regarding its entry into a term sheet providing for a new interim financing of at least $30 million and a path to a comprehensive restructuring transaction to significantly deleverage its balance sheet, Atento has entered into a binding restructuring support agreement with an ad hoc group of financial stakeholders representing more than 75% of its US$39.6 million senior secured notes due 2025, 40% of its US$500 million senior secured notes due 2026, 100% of its currently outstanding New Money 2025 Notes (as defined below) and 100% of its currently outstanding Junior Lien 2025 Notes (as defined below).

Restructuring support agreement terms

The terms of the proposed restructuring are set out in the restructuring term sheet appended to the restructuring support agreement. If implemented in line with the term sheet, the restructuring would involve the following changes to the group’s capital structure:

•	anticipated net debt leverage ratio of approximately 1.0x or lower following completion of the restructuring;

•	the injection of new interim financing of at least $30 million through the issuance of new money notes due 2025 (“New Money 2025 Notes”) in tranches over time, the first tranche of which for US$17 million was funded on 30 June 2023;

•	the exchange of certain senior secured notes due 2026 for new notes due 2025 (“Junior Lien 2025 Notes”) secured on a junior lien basis to the existing 2025 notes and new money 2025 notes, and which will be equitized into 100% of the restructured equity, subject to dilution;

•	the provision of up to US$79 million in additional new money investment at emergence from the proposed restructuring (“Exit New Money”), which is expected to be in the form of preferred shares in the restructured business; and

•	subject to modifications necessary to obtain commitments for the Exit New Money, the lender under Atento’s super senior revolving credit facility, the providers of Atento’s cross-currency rate swaps and the holders of Atento’s US$500 million senior secured notes due 2026 receiving 5-year warrants for 10% of the fully-diluted restructured equity at an exercise price representing a 5x multiple on invested capital.

In the restructuring support agreement, Atento and the participating financial stakeholders that have executed or acceded to the restructuring support agreement have agreed, subject to the terms and conditions of the restructuring support agreement, to provide support for the restructuring and to facilitate the implementation of the restructuring, including (in the case of the participating financial stakeholders) by voting in favour of the proposed restructuring at any creditor meetings and not taking, or instructing any other person to take, any enforcement action or pursuing any other available remedies against Atento or any other group company. The restructuring support agreement also includes certain termination events, including where the restructuring has not completed by the agreed long-stop date.

Next steps

Consistent with its communications to all stakeholders, Atento continues to work with each of its financial stakeholders to obtain support for the proposed restructuring and expects additional parties to accede to the restructuring support agreement over the coming weeks. Execution of the restructuring support agreement was a condition precedent to the drawdown of the first tranche of the new interim financing, which has now occurred, and Atento now has sufficient flexibility and financial runway to continue negotiations with each of its other financial stakeholders and move towards a consensual solution for the restructuring over the coming weeks.

Atento is targeting a completion date for the proposed restructuring as soon as possible, and likely before 1 December 2023. Such target date may, however, be subject to limited extensions and Atento will continue working with its key financial stakeholders with a view to completing the transaction as soon as possible. Further announcements and updates in relation to the restructuring will be provided in due course.

The restructuring transaction remains subject to the conditions set out in the restructuring support agreement and the restructuring term sheet, as well as the entry into of further definitive agreements.

Atento is represented by Houlihan Lokey and FTI Consulting as financial advisors and Sidley Austin and Loyens & Loeff Luxembourg, as lead legal advisors. The ad hoc group of financial stakeholders is represented by Rothschild & Co. as financial advisor and Hogan Lovells as lead legal advisor. GLAS Specialist Services Limited is acting as lock-up agent.

Stakeholders interested in discussing matters connected with the restructuring support agreement may contact GLAS Specialist Services Limited (lm@glas.agency), Houlihan Lokey (ProjectAtenasHL@hl.com) or Sidley Austin (Sidleyatento@sidley.com).

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing ("CRM BPO") services in Latin America and one of the leading providers worldwide. Atento is also one of the leading providers of nearshoring CRM BPO services for companies operating in the United States. Since 1999, the Company has developed its business model in 16 countries, employing approximately 135,000 people. Atento has more than 400 clients, offering a wide range of CRM BPO services through multiple channels. Atento's clients are mostly leading multinational companies in telecommunications, banking and financial services, healthcare, retail and public administration sectors. Atento shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the 25 best multinational companies in the world and one of the best multinationals to work for in Latin America by Great Place to Work®. In addition, in 2021, Everest named Atento as a "star performer". Gartner has named the Company two consecutive years a leader in its Magic Quadrant since 2021. For more information visit www.atento.com

Media contact

press@atento.com

Weber Shandwick

Andrea Terroba |  aterroba@webershandwick.com

Esther Presencio – España |  epresencio@webershandwick.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements. Such risks and uncertainties include, but are not limited to; Atento's ability to negotiate and execute any further definitive documentation with respect to the restructuring transaction and to satisfy the conditions of the restructuring support agreement; ultimate outcome of the restructuring proceedings, obtaining required consents from third-parties and satisfying other conditions precedent for any additional financing that might be outside Atento’s control; actions by Atento’s lenders and other financing sources, including any creditor actions that could impact Atento’s operations; Atento’s ability to improve its capital structure and to address its debt service obligations through the restructuring transaction, including potential adverse effects of any potential bankruptcy proceedings on Atento's liquidity and results of operations; Atento’s future cash requirements; competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.